December 7, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Knightscope, Inc.
Registration Statement on Form S-1
File No. 333-268315

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Knightscope, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 (File No. 333-268315) be accelerated so that it becomes effective at 4:15 p.m., Eastern Time, on Friday, December 9, 2022, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please call Ned Prusse of Perkins Coie LLP, counsel to the Company, at (303) 291-2374 as soon as the Registration Statement has been declared effective.

Respectfully submitted,

By:	/s/ Mallorie Burak
Mallorie Burak
Chief Financial Officer

cc: Ned Prusse (Perkins Coie LLP)